UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number 000-26495

CYREN Ltd.
(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On August 19, 2014, the Registrant issued a press release announcing its second quarter 2014 financial results for the period ending June 30, 2014.

A copy of the press release is annexed hereto as Exhibit 1 and incorporated herein by reference.

The Registrant confirmed the appointment of Michael Myshrall to the permanent role of Chief Financial Officer. Myshrall has served as interim CFO since April.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYREN Ltd. (Registrant)

Date: August 19, 2014	By:	/s/ Lior Samuelson
Lior Samuelson
Chief Executive Officer